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                     May 13, 2024

       Matthias Bodenstedt
       Chief Financial Officer
       MoonLake Immunotherapeutics
       Dorfstrasse 29, 6300
       Zug Switzerland

                                                        Re: MoonLake
Immunotherapeutics
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39630

       Dear Matthias Bodenstedt:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences